NEWS RELEASE

INTEROIL ANNOUNCES INCREASED CAPITAL SPENDING PLANS

June 22, 2009 — InterOil Corporation (NYSE:IOC) (POMSoX:IOC) is pleased to announce that its board of directors has approved an increase in capital spending. Following the June 8th closing of a $70 million registered direct stock offering, the Company believes that it is in the best financial condition in its history. The Company intends to take advantage of the opportunities created by the global downturn in industry activity to accelerate its upstream activities. InterOil is currently inspecting a number of drilling rigs and intends to purchase an additional drilling rig. InterOil is also planning to acquire additional seismic data to delineate the Elk/Antelope structure and to prioritize a number of adjacent prospects. This increased activity should accelerate our growth plans and position us to develop and derive value from our asset base.

COMPANY DESCRIPTION

InterOil Corporation is developing a vertically integrated energy business whose primary focus is Papua New Guinea and the surrounding region.  InterOil’s assets consist of petroleum licenses covering about 4.6 million acres, an oil refinery, and retail and commercial distribution facilities, all located in Papua New Guinea.  In addition, InterOil is a shareholder in a joint venture established to construct an LNG plant on a site adjacent to InterOil’s refinery in Port Moresby, Papua New Guinea.
InterOil’s common shares trade on the NYSE in US dollars.

FOR INVESTOR RELATIONS ENQUIRIES:

Wayne Andrews	Anesti Dermedgoglou
V. P. Capital Markets	V.P. Investor Relations
Wayne.Andrews@InterOil.com	Anesti@InterOil.com
The Woodlands, TX USA	Cairns Qld, Australia
Phone: 281-292-1800	Phone: +61 7 4046 4600

Cautionary Statements

This press release may include “forward-looking statements” as defined in United States federal and Canadian securities laws.  All statements, other than statements of historical facts, included in this press release that address activities, events or developments that the InterOil expects, believes or anticipates will or may occur in the future are forward-looking statements, including in particular the Company’s financial conditions and the timing and execution of future capital spending plans. These statements are based on certain assumptions made by the Company based on its experience and perception of current conditions, expected future developments and other factors it believes are appropriate in the circumstances.  No assurances can be given however, that these events will occur.  Actual results will differ, and the difference may be material and adverse to the Company and its shareholders.  Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the Company, which may cause our actual results to differ materially from those implied or expressed by the forward-looking statements.  Some of these factors include the risk factors discussed in the Company’s filings with the Securities and Exchange Commission and SEDAR, including but not limited to those in the Company’s Annual Report for the year ended December 31, 2008 on Form 40-F and its Annual Information Form for the year ended December 31, 2008.  In particular, there is no established market for natural gas in Papua New Guinea and no guarantee that gas from the Elk/Antelope field will ultimately be able to be extracted and sold commercially.

Investors are urged to consider closely the disclosure in the Company’s Form 40-F, available from us at www.interoil.com or from the SEC at www.sec.gov and its and its Annual Information Form available on SEDAR at www.sedar.com.